Submission Data File

General Information	
Form Type*	ARS
Contact Name	
Contact Phone	
Filer File Number	
Filer CIK*	0001516912 (Origin Bancorp, Inc.)
Filer CCC*	**********
Confirming Copy	No
Notify via Website only	No
Return Copy	No
SROS*	NYSE
Period*	12-31-2023

Document Information	
File Count*	1
Document Name 1*	e24062_obk-ars.pdf
Document Type 1*	ARS
Document Description 1	